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19007570

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1945 Stewart Street
(No. and Street)

Oceanside	CA	92054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joshua Helmle 800-863-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services, Inc. of December 31, 2018, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

See Attached Acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Diego)

On 2-12-19 before me, Leslie Robyn Alford notary publi
Date *Here Insert Name and Title of the Officer*

personally appeared Joshua N Helmle
Name(s) of Signer(s)

___________________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

LESLIE ROBYN ALFORD
Notary Public - California
San Diego County
Commission # 2236231
My Comm. Expires Mar 29, 2022

Signature Leslie R Alford
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________
Number of Pages: ______ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Integrity Brokerage Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integrity Brokerage Services, Inc. as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integrity Brokerage Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integrity Brokerage Services, Inc.'s management. My responsibility is to express an opinion on Integrity Brokerage Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integrity Brokerage Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Integrity Brokerage Services, Inc.'s auditor since 2009.

Tarzana, California

February 8, 2019

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Financial Condition
December 31, 2018

ASSETS

Checking Account	$	14,755
Clearing Deposit		150,031
Receivable from clearing organization		37,765
Fixed Assets at cost less accumulated deprec $84,077		-
Other assets		782
Total assets	$	203,333

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Commissions payable	$	38,612
Accounts Payable		758
Total liabilities		39,370
Stockholders' equity:		
Common stock, no par value, 100,000 shares authorized; issued and outstanding		79,854
Retained earnings		84,109
Total stockholders' equity		163,963
Total liabilities and stockholders' equity	$	203,333

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Income
For the year ended December 31, 2018

REVENUE:	
Commissions	$ 690,874
Mutual Fund Trails	13,972
Variable Annuity	169
Interest Income	19
Clearing Fees and Rebates	34,289
Other: Hedge Fund Fees	49,131
Other: Alternative Investments	210,569
Total revenue	999,023
EXPENSES:	
Clearing charges	135,273
Commission expense	633,347
Professional fees	642
Office Expense	24,608
Travel, meals and entertainment	2,735
Other operating expenses	17,671
Total expenses	814,276
NET INCOME BEFORE PROVISION FOR INCOME TAXES	$ 184,747
PROVISION FOR INCOME TAXES (Note 1)	
Income tax expense	2,700
NET INCOME	$ 182,047

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2018

	Common Stock	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2018	$ 79,854	$ 82,611	$162,465
Net Income		182,047	182,047
Withdrawals		(180,549)	(180,549)
Ending balance December 31, 2018	$ 79,854	$ 84,109	$ 163,963

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 182,047
Depreciation	6,786
Adjustments to reconcile net income to net cash provided by operating activities:	
Clearing Deposit	(19)
Receivable from clearing organization	21,725
Increase (decrease) in:	
Commissions payable	(15,222)
Accounts payable	(2,643)
Total adjustments	10,627
Net cash provided by operating activities	192,674
CASH FLOWS FROM FINANCING ACTIVITIES:	
Withdrawals	(180,549)
Net cash used in financing activities	(180,549)
Decrease in cash	12,125
Cash - beginning of year	2,630
Cash - end of year	$ 14,755
Supplemental disclosure of cash flow information	
Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Integrity Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Fixed Assets

Property and equipment are state at cost. Depreciation on furniture and computers is computed using the double declining balance method and useful lives ranging from three to seven years. Depreciation on office construction is computed using the straight-line method and a useful life of 39 years. Purchases greater than $1000 are capitalized.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in the financial statements. Income tax expense for 2018 was $2700.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Deposits in clearing accounts total $150,031. The Company has an agreement with COR Clearing LLC to clear and maintain customer accounts for the Company.

General

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2018

The management has reviewed the results of operations for the period from its year end December 31, 2018 through February 08, 2019 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2015, 2016 and 2017.

INTEGRITY BROKERAGE SERVICES, INC.

Notes to Financial Statements
December 31, 2018

Note 2: ASC 606 Revenue Recognition

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.[1]

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's [Firm] business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: NET FIXED ASSETS

Office Construction	$46,100
Office Equipment	$37,977
Accumulated Depreciation	(84,077)
Net Office Equipment	$ 0

Depreciation expense at December 31, 2018 was $6,786.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $163,181 of which $158,181 was in excess of its required minimum net capital. The Company's aggregate indebtedness $39,370 to net capital was 0.25 at December 31, 2018, which is less than the 15:1 limit. Minimum net capital is the greater of $5000 or 6 3/2% of aggregate indebtedness which means we have used $5000.

Note 5: ACQUISITION

In May of 2018, the firm was re-purchased from the prior owner who finalized his purchase on 12/31/17. This re-purchase was finalized on April 30, 2018.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company is using a related parties' office and no rent is charged. Rent expense for the year ended December 31, 2018 was $0.0.

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2018

	Focus 12/31/18	Audit 12/31/18	Change
Stockholders' equity, December 31, 2018	$ 170,538	$ 163,963	$ (6,575)
Subtract - Non allowable assets:			
Fixed Assets	6,786	-	6,786
Other assets	782	782	-
Tentative net capital	162,970	163,181	211
Haircuts:	0	0	-
	162,970	163,181	211
Minimum net capital	$ 5,000	$ 5,000	-
	$157,970	$158,181	$ -
Aggregate indebtedness	39,581	39,370	(211)
Ratio of aggregate indebtedness to net capital	0.24	0.24	

The differerences between audit and focus at 12/31/18 were caused by recording of depreciation and reduction of payables

INTEGRITY BROKERAGE SERVICES, INC.

December 31, 2018

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as directors of management of Integrity Brokerage Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Integrity Brokerage Services, Inc.

By:

Joshua Helmle, CEO

2/8/19

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Brokerage Services, Inc.
Oceanside, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Brokerage Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integrity Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Integrity Brokerage Services, Inc., stated that Integrity Brokerage Services, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Integrity Brokerage Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Brokerage Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 8, 2019